Exhibit 99.2

                SOUTHWEST AIRLINES ANNOUNCES EXECUTIVE CHANGES


      DALLAS-July 15, 2004- Southwest Airlines today announced that its Vice Chairman of the Board and CEO, James F. Parker, had, for personal reasons, retired effective today as CEO of Southwest and as a member of the Southwest Board of Directors.
      Herb Kelleher, Chairman of the Southwest Airlines Board, stated that Jim Parker's decision was accepted by the Board with both deep regret and profound gratitude to Jim for his many significant contributions to the success of Southwest and the wellbeing of its People over the course of the last 18 years: "Our entire Board salutes Jim for his myriad accomplishments and for being an outstanding individual," Kelleher said. "We will all greatly miss him."
      Kelleher also announced that Gary Kelly, 49, had been selected by the Board of Directors to succeed Parker as Vice Chairman of the Board and CEO, as well as a member of the Board of Directors. Kelly has served as Southwest's Executive Vice President and CFO since 2001, and joined Southwest as its Controller in 1986, becoming Vice President Finance and CFO in 1989.
      Kelleher said: "Gary Kelly is one of our brightest stars, well respected throughout the industry and well known, over more than a decade, to the media, analyst, and investor communities for his excellence. As part of our Board's succession planning, we had already focused on Gary as Jim Parker's successor, and that process has simply been accelerated by Jim's personal decision to retire. Under Gary's leadership, Southwest has achieved the strongest balance sheet in the American airline industry; the best fuel hedging position in our industry; and tremendous progress in technology."
      Kelleher further announced that Laura Wright, currently Vice President Finance and Treasurer, would succeed Gary Kelly as Southwest's CFO. Laura joined Southwest in 1988 and since 1998 has been primarily responsible for Southwest's overall corporate finance strategy; its capital market and aircraft financing activities; new and used aircraft acquisitions; corporate tax and insurance programs; cash management and investing functions; and stock option programs.
      Kelleher stated: "Laura Wright is another shining star, who is also respected throughout our industry and well known to the analyst, investor, and vendor communities for her acumen and business judgment. We are indeed fortunate to have such an experienced and truly talented successor to Gary Kelly as our CFO."
      Kelleher closed by emphasizing that Gary Kelly and Laura Wright take on their additional responsibilities with many years of experience at Southwest and that each has been responsible for major project development, planning, and implementation; each has served on (or chaired) major committees throughout their respective tenures with the Company; each has had significant budget and People leadership responsibilities; each has made major contributions to the evolving philosophies and strategies of the Company; and each subscribes to the Company's Mission Statement as well as to its longheld Core Values. Kelleher stated, "Although I personally regret Jim Parker's decision to retire, I am also exceedingly pleased that Southwest has the demonstrated depth of management talent and leadership capability that will enable our Shareholders, Employees, and Customers to continue to be proud to be a part of the ongoing Southwest Airlines story of success through Legendary Customer Service."

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